

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Anthony Pasquale, President and CEO
VB Clothing Inc.
2087 Desert Prairie St.
Las Vegas, NV 89135

> **Re:** **VB Clothing Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 7, 2011**
> **File No. 333-170779**

Dear Mr. Pasquale:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

General

1. Please revise to correct the page numbers in your registration statement. In this regard we note that you have no page 19 and have two pages numbered 25, among other possible issues. In this regard, also revise your table of contents to reflect the correct page of each section referenced therein.

2. We reissue comment one of our letter dated May 6, 2011. Please revise throughout the prospectus as appropriate to describe in greater detail what specific products you intend to produce and market. Your revised disclosure in each subsequent amendment appears

Anthony Pasquale
VB Clothing Inc.
June 22, 2011
Page 2

to provide less detail about your products rather than more. When revising your disclosure in response to this comment please address the list of product lines discussed on page six and your allocation of proceeds to your "HIT the BEACH" line, discussed on page 26, amongst other inconsistent disclosure.

Summary Financial Information, page 8

3. The summary data does not agree with the financial statements. Please revise or advise.

Use of Proceeds, page 13

4. We partially reissue comment five of our letter dated May 6, 2011. Please reconcile your disclosure in this section with your discussion on page 26 of your proposed milestones. In this regard, we note the following: (a) you have allocated $10,000 to Sales and Marketing in your disclosure on page 13, but appear to allocate $11,000 to Sales and Marketing on page 26 and (b) your discussion on page 26 of the individual expenditures constituting Sales and Marketing continues to differ from your disclosure in footnote four on page 13.

Dilution, page 14

5. Please update this information to March 31, 2011 and ensure that the net tangible book value agrees with the March 31, 2011 financial statements.

Industry Trend Analysis, page 18

6. We reissue comment six of our letter dated May 6, 2011. Please expand on your discussion of industry trends in your target markets that may affect your business. In your revised disclosure, please address each of the four target markets identified on pages 18-20.

Marketing, page 21

7. We reissue comment seven of our letter dated May 6, 2011. We note your disclosure in the first paragraph of page 21. Please revise to provide more detailed disclosure of how a website, SEO and branding will "bring the viral marketing strategy to fruition."

Online Marketing, page 21

8. We note your statement in the second paragraph of this section that "Forrestor Research put out a new five-year forecast today." Please revise to provide the date of such forecast.

9. It is unclear how the data provided in the third paragraph of this section relating to Western Europe is relevant to your business. Please advise or revise.

10. Please delete the last sentence of page 21 where you state "I come to a different conclusion: avoid going to real stores and buy online whenever you can. You will be happier" to avoid overly promotional disclosure.

12 Month Growth Strategy and Milestones, page 23

11. We partially reissue comment nine of our letter dated May 6, 2011. We note your added disclosure starting on page 23. Please revise to provide specific examples of the vertical markets you are considering targeting for your online marketing venues. Furthermore, revise the disclosure regarding eight steps to developing a vertical marketing plan to clarify the relevance of these steps to your business.

Unaudited Balance Sheet, page F-14

12. We note you recorded a $500 decrease to general expenses during the interim period, which appears to have resulted in an unreconciled difference in your balance sheet. Please revise your financial statements, so that all of your financial statements and disclosed amounts reconcile.

Management's Discussion and Analysis or Plan of Operations, page 25

13. The balance sheet data does not agree with the financial statements. Please revise or advise.

Plan of Operations, page 25

14. Please update the financial information in the first paragraph and ensure that it agrees with the financial statements.

Other Expenses of Issuance and Distribution, page II-1

15. We reissue comment 12 of our letter dated May 6, 2011. We note remaining references to Triton Stock Transfer in the first paragraph of page eight, the last paragraph of page 15 and under Stock Transfer Agent on page 26, among other possible locations. We also note that you do not appear to have made any changes to page II-1, which still refers to fees to be paid to Triton. Please revise the table in this section and your disclosure elsewhere to clarify your intent to establish a relationship with Triton.

Exhibits
General

16. We reissue comment 13 of our letter dated May 6, 2011. We are unable to locate any substantive response to that comment. Please file the escrow agreement and any

agreement with Triton Stock Transfer as exhibits to your amended registration statement. In this regard, we remain unable to locate Exhibit 99(b).

Exhibit 23.1

17. You are required to file a consent in a registration statement when using an auditor's report. We refer you to Rule 436(b) of Regulation C and Item 601(b)(23) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Harold P. Gewerter, Esq.
         Fax: (702) 382-1759